SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 45)

Cablevision Systems Corporation
(Name of Issuer)

Cablevision NY Group Class A Common Stock
(Title of Class of Securities)

                                                                                            __12686C109__
(CUSIP Number)

Peter D. Goldstein
GAMCO Investors, Inc.
One Corporate Center
Rye, New York 10580-1435
(914) 921-7732
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

___________________September 24, 2008_______________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  .

CUSIP No. 12686C109
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Gabelli Funds, LLC I.D. No. 13-4044523
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00-Funds of investment advisory clients
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization New York
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 8,270,000 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 8,270,000 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 8,270,000 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 3.54%
14	Type of reporting person (SEE INSTRUCTIONS) IA

CUSIP No. 12686C109
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) GAMCO Asset Management Inc. I.D. No. 13-4044521
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00-Funds of investment advisory clients
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization New York
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 10,676,923 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 11,041,650 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 11,041,650 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 4.72%
14	Type of reporting person (SEE INSTRUCTIONS) IA, CO

CUSIP No. 12686C109
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Gabelli Securities, Inc. I.D. No. 13-3379374
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00-Client funds
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 60,395 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 60,395 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 60,395 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 0.03%
14	Type of reporting person (SEE INSTRUCTIONS) HC, CO, IA

CUSIP No. 12686C109
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) MJG Associates, Inc. I.D. No. 06-1304269
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00-Client Funds
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Connecticut
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 131,000 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 131,000 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 131,000 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 0.06%
14	Type of reporting person (SEE INSTRUCTIONS) CO

CUSIP No. 12686C109
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Gabelli Foundation, Inc. I.D. No. 94-2975159
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) WC
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization NV
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 38,000 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 38,000 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 38,000 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 0.02%
14	Type of reporting person (SEE INSTRUCTIONS) 00-Private Foundation

CUSIP No. 12686C109
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) GGCP, Inc. I.D. No. 13-3056041
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) WC
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization New York
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 70,000 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 70,000 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 70,000 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS) X
13	Percent of class represented by amount in row (11) 0.03%
14	Type of reporting person (SEE INSTRUCTIONS) HC, CO

CUSIP No. 12686C109
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) GAMCO Investors, Inc. I.D. No. 13-4007862
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) WC
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization New York
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 19,600 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 19,600 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 19,600 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS) X
13	Percent of class represented by amount in row (11) 0.01%
14	Type of reporting person (SEE INSTRUCTIONS) HC, CO

CUSIP No. 12686C109
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Mario J. Gabelli
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) PF; 00-Funds of private entities
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization USA
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 68,095 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 68,095 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 68,095 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS) X
13	Percent of class represented by amount in row (11) 0.03%
14	Type of reporting person (SEE INSTRUCTIONS) IN

Item 1.                                Security and Issuer
This Amendment No. 45 to Schedule 13D on the Cablevision NY Group Class A Common Stock of Cablevision Systems Corporation (the "Issuer") is being filed on behalf of the undersigned to amend the Schedule 13D, as amended (the "Schedule 13D") which was originally filed on December 11, 1995.   Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as set forth the Schedule 13D.

Item 2.                                Identity and Background
This statement is being filed by Mario J. Gabelli (“Mario Gabelli”) and various entities which he directly or indirectly controls or for which he acts as chief investment officer.  These entities, except for LICT Corporation (“LICT”), engage in various aspects of the securities business, primarily as investment adviser to various institutional and individual clients, including registered investment companies and pension plans, and as general partner of various private investment partnerships.  Certain of these entities may also make investments for their own accounts.
The foregoing persons in the aggregate often own beneficially more than 5% of a class of a particular issuer.  Although several of the foregoing persons are treated as institutional investors for purposes of reporting their beneficial ownership on the short-form Schedule 13G, the holdings of those who do not qualify as institutional investors may exceed the 1% threshold presented for filing on Schedule 13G or implementation of their investment philosophy may from time to time require action which could be viewed as not completely passive.  In order to avoid any question as to whether their beneficial ownership is being reported on the proper form and in order to provide greater investment flexibility and administrative uniformity, these persons have decided to file their beneficial ownership reports on the more detailed Schedule 13D form rather than on the short-form Schedule 13G and thereby to provide more expansive disclosure than may be necessary.
(a), (b) and (c) - This statement is being filed by one or more of the following persons: GGCP, Inc.  (“GGCP”), GAMCO Investors, Inc. (“GBL”), Gabelli Funds, LLC (“Gabelli Funds”), GAMCO Asset Management Inc. (“GAMCO”), Teton Advisors, Inc. (“Teton Advisors”), Gabelli Securities, Inc. (“GSI”), Gabelli & Company, Inc. (“Gabelli & Company”), MJG Associates, Inc. (“MJG Associates”), Gabelli Foundation, Inc. (“Foundation”), Mario Gabelli, and LICT.  Those of the foregoing persons signing this Schedule 13D are hereafter referred to as the “Reporting Persons”.
GGCP makes investments for its own account and is the parent company of GBL.  GBL, a public company listed on the New York Stock Exchange, is the parent company for a variety of companies engaged in the securities business, including those named below.
GAMCO, a wholly-owned subsidiary of GBL, is an investment adviser registered under the Investment Advisers Act of 1940, as amended (“Advisers Act”).  GAMCO is an investment manager providing discretionary managed account services for employee benefit plans, private investors, endowments, foundations and others.
GSI, a majority-owned subsidiary of GBL, is an investment adviser registered under the Advisers Act and serves as a general partner or investment manager to limited partnerships and offshore investment companies.  As a part of its business, GSI may purchase or sell securities for its own account.  It is the immediate parent of Gabelli & Company. GSI is the general partner or investment manager of a number of funds or partnerships, including Gabelli Associates Fund, Gabelli Associates Fund II, Gabelli Associates Limited, ALCE Partners, L.P., and Gabelli Multimedia Partners, L.P.  GSI and Marc Gabelli own 45% and 55%, respectively, of Gabelli Securities International Limited (“GSIL”). GSIL provides investment advisory services to offshore funds and accounts.   GSIL is an investment advisor of Gabelli International Gold Fund Limited, Gabelli European Partners, Ltd., and Gabelli Global Partners, Ltd.
Gabelli & Company, a wholly-owned subsidiary of GSI, is a broker-dealer registered under the Securities Exchange Act of 1934, as amended (“1934 Act”), which as a part of its business regularly purchases and sells securities for its own account.
Gabelli Funds, a wholly owned subsidiary of GBL, is a limited liability company. Gabelli Funds is an investment adviser registered under the Advisers Act which presently provides discretionary managed account services for The Gabelli Equity Trust Inc., The Gabelli Asset Fund, The GAMCO Growth Fund, The Gabelli Convertible and Income Securities Fund Inc., The Gabelli Value Fund Inc., The Gabelli Small Cap Growth Fund, The Gabelli Equity Income Fund, The Gabelli ABC Fund, The GAMCO Global Telecommunications Fund, GAMCO Gold Fund, Inc., The Gabelli Global Multimedia Trust Inc., The GAMCO Global Convertible Securities Fund, Gabelli Capital Asset Fund, GAMCO International Growth Fund, Inc., The GAMCO Global Growth Fund, The Gabelli Utility Trust, The GAMCO Global Opportunity Fund, The Gabelli Utilities Fund, The Gabelli Blue Chip Value Fund, The GAMCO Mathers Fund, The Gabelli Woodland Small Cap Value Fund, The Comstock Capital Value Fund, The Comstock Strategy Fund, The Gabelli Dividend and Income Trust, The Gabelli Global Utility & Income Trust, The Gabelli Global Gold, Natural Resources, & Income Trust, The Gabelli Global Deal Fund, Enterprise Mergers and Acquisitions Fund, The Gabelli SRI Fund, Inc. and The Gabelli Healthcare & Wellness Rx Trust (collectively, the “Funds”), which are registered investment companies.
Teton Advisors, a subsidiary of GBL, is an investment adviser which provides discretionary advisory services to The GAMCO Westwood Mighty Mitessm Fund, The GAMCO Westwood Income Fund and The GAMCO Westwood Small Cap Fund.
MJG Associates provides advisory services to private investment partnerships and offshore funds.  Mario Gabelli is the sole shareholder, director and employee of MJG Associates.   MJG Associates is the Investment Manager of Gabelli International Limited, Gabelli International II Limited and Gabelli Fund, LDC.  Mario J. Gabelli is the general partner of Gabelli Performance Partnership, LP.
The Foundation is a private foundation.  Mario Gabelli is the Chairman, a Trustee and the
Investment Manager of the Foundation. Elisa Gabelli Wilson is the President of the Foundation.
 LICT is a holding company with operating subsidiaries engaged primarily in the rural telephone industry.  LICT actively pursues new business ventures and acquisitions.  LICT makes investments in marketable securities to preserve capital and maintain liquidity for financing their business activities and acquisitions and are not engaged in the business of investing, reinvesting, or trading in securities.  Mario J. Gabelli is a director, and substantial shareholder of LICT.
Mario Gabelli is the majority stockholder and Chief Executive Officer of GGCP and Chairman and Chief Executive Officer of GBL.  GGCP is the majority shareholder of GBL. GBL, in turn, is the sole stockholder of GAMCO.  GBL is also the majority stockholder of GSI and the largest shareholder of Teton Advisors.  Gabelli & Company is a wholly-owned subsidiary of GSI.
The Reporting Persons do not admit that they constitute a group.
GBL, GAMCO, and Gabelli & Company are New York corporations and GSI and Teton Advisors are Delaware corporations, each having its principal business office at One Corporate Center, Rye, New York 10580. GGCP is a New York corporation having its principal business office at 140 Greenwich Avenue, Greenwich, CT 06830. Gabelli Funds is a New York limited liability company having its principal business office at One Corporate Center, Rye, New York 10580.  MJG Associates is a Connecticut corporation having its principal business office at 140 Greenwich Avenue, Greenwich, CT 06830.  The Foundation is a Nevada corporation having its principal offices at 165 West Liberty Street, Reno, Nevada 89501.  LICT is a Delaware corporation having its principal place of business at 401 Theodore Fremd Avenue, Rye, New York 10580.
For information required by instruction C to Schedule 13D with respect to the executive officers and directors of the foregoing entities and other related persons (collectively, “Covered Persons”), reference is made to Schedule I annexed hereto and incorporated herein by reference.
(f) - Reference is made to Schedule I hereto.

Item 3.                                Source and Amount of Funds or Other Consideration
Item 3 to Schedule 13D is amended, in pertinent part, as follows:
                The Reporting Persons used an aggregate of approximately $14,067,450 to purchase the additional Securities reported as beneficially owned in Item 5 since the most recent filing on Schedule 13D. GAMCO and Gabelli Funds used approximately $10,266,349 and $2,615,120, respectively, of funds that were provided through the accounts of certain of their investment advisory clients (and, in the case of some of such accounts at GAMCO, may be through borrowings from client margin accounts) in order to purchase the additional Securities for such clients.  MJG Associates used $664,541 of client funds to purchase the additional Securities reported by it. GGCP used approximately $424,200 of working capital to purchase the additional securities report by it. Mario Gabelli used approximately $97,240 of funds of a private entity to purchase the additional Securities reported by it.

Item 4.                                Purpose of Transaction
Item 4 to Schedule 13D is amended, in pertinent part, as follows:
GAMCO is considering contacting individuals concerning their interest and their qualification to serve on the Board of Directors of certain public companies, including the Issuer.  This inquiry is likely to result in feedback to the Issuer, as well as further dialog on issues such as use of cash flow, and corporate governance, such as poison pills.

Therefore, GAMCO may submit recommendations for one or more individuals as nominee for director to the nominating committee of the Board of Directors for election at the Issuer’s annual meeting.  If one or more of these individuals becomes a nominee for election as a director, GAMCO plans to cast votes for the election of such individual or individuals with the shares over which it has voting authority.

Item 5.                                Interest In Securities Of The Issuer
Item 5 to Schedule 13D is amended, in pertinent part, as follows:
(a) The aggregate number of Securities to which this Schedule 13D relates is 19,698,740 shares, representing 8.43% of the 233,696,180 shares outstanding as reported in the Issuer’s most recent Form 10-Q for the quarter ended on June 30, 2008.  The Reporting Persons beneficially own those Securities as follows:
Name	Shares of Common Stock	% of Class of Common
Gabelli Funds	8,270,000	3.54%
GAMCO	11,041,650	4.72%
GGCP	70,000	0.03%
MJG Associates	131,000	0.06%
GSI	60,395	0.03%
Mario Gabelli	68,095	0.03%
Foundation	38,000	0.02%
GBL	19,600	0.01%

Mario Gabelli is deemed to have beneficial ownership of the Securities owned beneficially by each of the foregoing persons. GSI is deemed to have beneficial ownership of the Securities beneficially owned by Gabelli & Company.  GBL and GGCP are deemed to have beneficial ownership of the Securities owned beneficially by each of the foregoing persons other than Mario Gabelli and the Foundation.
(b) Each of the Reporting Persons and Covered Persons has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the Securities reported for it, either for its own benefit or for the benefit of its investment clients or its partners, as the case may be, except that (i) GAMCO does not have the authority to vote 364,727 of the reported shares, (ii) Gabelli Funds has sole dispositive and voting power with respect to the shares of the Issuer held by the Funds so long as the aggregate voting interest of all joint filers does not exceed 25% of their total voting interest in the Issuer and, in that event, the Proxy Voting Committee of each Fund shall respectively vote that Fund’s shares, (iii) at any time, the Proxy Voting Committee of each such Fund may take and exercise in its sole discretion the entire voting power with respect to the shares held by such fund under special  circumstances such as regulatory considerations, and (iv) the power of Mario Gabelli, GBL, and GGCP is indirect with respect to Securities beneficially owned directly by other Reporting Persons.
(c) Information with respect to all transactions in the Securities which were effected during the past sixty days or since the most recent filing on Schedule 13D, whichever is less, by each of the Reporting Persons and Covered Persons is set forth on Schedule II annexed hereto and incorporated herein by reference.
(e) Not applicable.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:                      September 24, 2008

               MARIO J. GABELLI
GABELLI FOUNDATION
GGCP, INC.
                                               MJG ASSOCIATES, INC.
GABELLI SECURITIES, INC.
               GABELLI FUNDS, LLC
GAMCO ASSET MANAGEMENT INC
GAMCO INVESTORS, INC.

          By:/s/ Douglas R. Jamieson
          Douglas R. Jamieson
          Attorney-in-Fact for Mario J. Gabelli, Gabelli Foundation,
                                                                                               & MJG Associates, Inc.
          President, Gabelli Securities, Inc.
          Director – GGCP, Inc.
                                                                                          President & Chief Operating Officer of the sole member of
      Gabelli Funds, LLC.
                                                                                          President – GAMCO Asset Management Inc.
                                                                                          President & Chief Operating Officer – GAMCO  Investors, Inc.

Schedule I
                         Information with Respect to Executive
Officers and Directors of the Undersigned
Schedule I to Schedule 13D is amended, in pertinent part, as follows:

The following sets forth as to each of the executive officers and directors of the undersigned: his name; his business address; his present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.  Unless otherwise specified, the principal employer of each such individual is GAMCO Asset Management, Inc., Gabelli Funds, LLC, Gabelli Securities, Inc., Gabelli & Company, Inc., Teton Advisors, Inc., or GAMCO Investors, Inc., the business address of each of which is One Corporate Center, Rye, New York 10580, and each such individual identified below is a citizen of the United States.  To the knowledge of the undersigned, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws except as reported in Item 2(d) of this Schedule 13D.

GGCP, Inc. Directors:
Vincent J. Amabile Mario J. Gabelli
Business Consultant

Chief Executive Officer of GGCP, Inc., and Chairman & Chief Executive Officer of GAMCO Investors, Inc.; Director/Trustee of all registered investment companies advised by Gabelli Funds, LLC; Chairman of LICT Corporation.

Marc J. Gabelli	Chairman of The LGL Group, Inc.
Matthew R. Gabelli	Vice President – Trading Gabelli & Company, Inc. One Corporate Center Rye, New York 10580
Charles C. Baum Douglas R. Jamieson	Secretary & Treasurer United Holdings Co., Inc. 2545 Wilkens Avenue Baltimore, MD 21223 See below
Joseph R. Rindler, Jr.	Account Executive for GAMCO Asset Management Inc.
Fredric V. Salerno	Chairman; Former Vice Chairman and Chief Financial Officer Verizon Communications
Vincent Capurso	Vice President Taxes, Barnes & Noble, Inc.
Vincent S. Tese	Former Director GAMCO Investors, Inc.
Michael Gabelli	Director

Officers:
Mario J. Gabelli	Chief Executive Officer and Chief Investment Officer
Michael G. Chieco	Chief Financial Officer, Secretary

GAMCO Investors, Inc. Directors:
Edwin L. Artzt Raymond C. Avansino Richard L. Bready

Former Chairman and Chief Executive Officer
Procter & Gamble Company
900 Adams Crossing
Cincinnati, OH 45202

Chairman & Chief Executive Officer
E.L. Wiegand Foundation
Reno, NV 89501

Chairman and Chief Executive Officer
Nortek, Inc.
50 Kennedy Plaza
Providence, RI 02903

Mario J. Gabelli John D. Gabelli	See above Senior Vice President

Eugene R. McGrath	Former Chairman and Chief Executive Officer Consolidated Edison, Inc.
Robert S. Prather	President & Chief Operating Officer Gray Television, Inc. 4370 Peachtree Road, NE Atlanta, GA 30319
Officers:
Mario J. Gabelli	Chairman and Chief Executive Officer
Douglas R. Jamieson Henry G. Van der Eb Jeffrey M. Farber Christopher Michailoff	President and Chief Operating Officer Senior Vice President Executive Vice President and Chief Financial Officer Acting Secretary

GAMCO Asset Management Inc. Directors:
Douglas R. Jamieson Regina M. Pitaro William S. Selby
Officers:
Mario J. Gabelli	Chief Investment Officer – Value Portfolios

Douglas R. Jamieson John Piontkowski Chistopher J. Michailoff	President Chief Operating Officer & Chief Financial Officer General Counsel and Secretary
Gabelli Funds, LLC Officers:
Mario J. Gabelli	Chief Investment Officer – Value Portfolios
Bruce N. Alpert	Executive Vice President and Chief Operating Officer
Agnes Mullady	Vice President and President Closed-End Fund Division
Teton Advisors, Inc. Directors:
Bruce N. Alpert Douglas R. Jamieson	See above See above
Officers:
Bruce N. Alpert Nicholas F. Galluccio	Chairman Chief Executive Officer and President

Gabelli Securities, Inc.
Directors:
Robert W. Blake	President of W. R. Blake & Sons, Inc. 196-20 Northern Boulevard Flushing, NY 11358
Douglas G. DeVivo	General Partner of ALCE Partners, L.P. One First Street, Suite 16 Los Altos, CA 94022
Douglas R. Jamieson	President

Officers:
Douglas R. Jamieson Christopher J. Michailoff Kieran Caterina	See above Secretary Chief Financial Officer
Gabelli & Company, Inc. Directors:
James G. Webster, III	Chairman & Interim President
Irene Smolicz	Senior Trader Gabelli & Company, Inc.
Officers:
James G. Webster, III	See Above
Bruce N. Alpert	Vice President - Mutual Funds

LICT Corporation 401 Theodore Fremd Avenue Rye, NY 10580
Directors:
Mario J. Gabelli	See above - GGCP, Inc.
Glenn J. Angiolillo	P.O. Box 128 New Canaan, CT 06840
Alfred W. Fiore	The Ross Companies 1270 Avenue of the Americas New York, NY 10020-1703
Salvatore Muoio	Principal S. Muoio & Co., LLC Suite 406 509 Madison Ave. New York, NY 10022
Gary L. Sugarman	Chief Executive Officer Richfield Associates 400 Andrews Street Rochester, NY 14604
Officers:
Mario J. Gabelli	Chairman
Robert E. Dolan	Interim President and Chief Executive Officer, Chief Financial Officer
Thomas J. Hearity	General Counsel

SCHEDULE II
INFORMATION WITH RESPECT TO
TRANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS OR
SINCE THE MOST RECENT FILING ON SCHEDULE 13D (1)
SHARES PURCHASED AVERAGE
DATE SOLD(-) PRICE(2)

COMMON STOCK-CABLEVISION SYSTEMS CORP

GABELLI FOUNDATION
8/11/08 2,000- 29.6065
MARIO J. GABELLI
9/15/08 8,000 26.4263
8/18/08 2,000- 32.4400
GABELLI SECURITIES, INC.
9/18/08 1,000- 24.3750
8/15/08 1,000- 31.8500
7/30/08 4,000 21.2750
7/29/08 3,000 20.8300
7/29/08 1,000 20.9864
7/28/08 2,000 21.2200
GABELLI ASSOCIATES LIMITED
8/12/08 1,000- 30.3700
8/11/08 1,000- 30.0100
8/05/08 3,000- 27.9673
MJG ASSOCIATES, INC.
GABELLI PERFORMANCE PARTNERSHIP
7/29/08 4,500 20.9864
GABELLI INTERNATIONAL LIMITED
7/29/08 2,900 20.7650
GABELLI FUND, LDC
9/16/08 2,000 25.7800
8/20/08 1,000- 32.5800
8/15/08 2,000- 31.8153
8/13/08 1,000- 30.9000
GAMCO INVESTORS, INC.
8/11/08 2,000- 29.9840
GAMCO ASSET MANAGEMENT INC.
9/23/08 1,600- 26.1969
9/23/08 100- 25.8700
9/23/08 500- 26.5600
9/22/08 1,800- 26.8544
9/19/08 2,000- *DO
9/18/08 1,000- 25.6100
9/18/08 2,000 24.8560
9/18/08 100- 25.3700
9/17/08 500- *DO
9/17/08 1,500- *DO
9/17/08 1,500- 25.5393
9/16/08 50,000 25.7376
9/16/08 500- *DO
9/16/08 100,000 25.8800
9/15/08 1,690- 28.2290
9/12/08 1,576- 29.6064
9/11/08 400- 30.2000
9/11/08 1,300 30.3092
9/10/08 1,000 29.2200
9/10/08 10,000 28.9986
9/10/08 2,000- 30.8100
9/10/08 100 28.8600
9/09/08 3,200- *DO
9/08/08 4,000- 31.0200
9/08/08 300- 30.6800
9/08/08 919- 30.8654
9/05/08 300- 30.2500
9/05/08 24,300- 30.6429
9/04/08 700 30.5100
9/03/08 500- 31.2800
9/02/08 719- 32.0126
8/31/08 750- *DO
8/31/08 750- *DO
8/29/08 200- 32.4900
8/29/08 1,000- *DO
8/29/08 500- *DO
8/28/08 3,214- 32.1046
8/28/08 5,000- 32.6600
8/27/08 1,000 31.6000
8/27/08 1,500- 31.9700
8/27/08 790- 31.9321
8/26/08 400- 31.1225
8/26/08 500- *DO
8/25/08 1,300- 30.8800
8/25/08 1,028- 30.8500
8/22/08 2,200- 32.5327
8/22/08 3,000- 32.8200
8/22/08 3,000- 32.6232
8/21/08 1,000- 32.3910
8/20/08 300 30.8900
8/20/08 24,000- 32.2936
8/20/08 3,000- 32.3340
8/20/08 500- 31.8500
8/19/08 2,300- 31.2526
8/19/08 950- 31.0000
8/18/08 1,000- 32.3765
8/18/08 8,000- 32.4400
8/18/08 4,772- 32.1235
8/18/08 1,000- 32.2400
8/15/08 10,000- 31.7353
8/15/08 5,057- 31.8807
8/15/08 2,000 31.8807
8/15/08 200- 31.6700
8/14/08 15,000- 31.1027
8/14/08 2,000- 31.2400
8/14/08 3,300- 30.7058
8/14/08 100- *DO
8/14/08 2,000- 30.7500
8/14/08 300- 30.5300
8/14/08 1,500- *DO
8/13/08 22,888- 31.0543
8/13/08 1,632- 30.9784
8/13/08 1,000- 30.7500
8/13/08 316 30.9784
8/12/08 2,000- 29.9150
8/12/08 10,000- 30.2460
8/12/08 1,000- 30.0700
8/12/08 5,000- 29.9298
8/12/08 3,000- 30.3300
8/11/08 200- 29.4800
8/11/08 7,200- 29.5997
8/11/08 19,000- 29.7572
8/11/08 2,800- 29.8021
8/08/08 1,995- 28.3073
8/07/08 300- 26.8600
8/07/08 1,260- 27.7057
8/06/08 100,000 27.3157
8/06/08 3,481- 27.8700
8/06/08 10,800 27.3728
8/05/08 40,000- 28.0443
8/05/08 15,578- 27.9125
8/05/08 16,800- 27.5854
8/05/08 30,000- 27.5816
8/04/08 7,200- 25.1573
8/04/08 1,800- 25.2500
8/04/08 15,000- 25.5329
8/04/08 20,000- 25.7766
8/01/08 10,500- 25.5331
8/01/08 20,000- 25.6305
8/01/08 1,000- 25.7450
8/01/08 5,000- 25.8000
7/31/08 600 24.1500
7/31/08 35,000- 24.2165
7/31/08 27,000- 23.5938
7/31/08 1,700 23.8871
7/30/08 500 21.0482
7/30/08 50,000 21.3682
7/30/08 600 21.0200
7/30/08 600 21.0564
7/30/08 6,150 21.1264
7/29/08 5,000 20.6492
7/29/08 1,000- 20.7520
7/29/08 1,000 20.9550
7/29/08 15,800 20.9964
7/28/08 20,000 20.9202
7/28/08 4,900 21.4900
7/28/08 1,200- 20.7667
7/25/08 12,000 21.3848
7/25/08 1,703 21.3759
7/25/08 5,000 21.3567
7/24/08 4,200 21.4883
GGCP, INC.
7/28/08 20,000 21.2100
GABELLI FUNDS, LLC.
GABELLI VALUE FUND
9/15/08 3,000 26.6857
8/20/08 10,000- 32.5021
8/20/08 5,000- 32.4808
8/15/08 10,000- 32.2835
8/15/08 10,000- 31.7353
8/15/08 15,000- 31.7763
8/14/08 5,000- 31.2300
8/12/08 10,000- 30.2512
8/11/08 55,000- 29.7762
GABELLI UTILITY TRUST
7/25/08 20,000 21.3980
GABELLI UTILITY FUND
8/22/08 10,000- 32.6232
8/15/08 10,000- 31.7166
8/13/08 20,000- 30.9000
7/31/08 10,000 22.8524
GABELLI DIVIDEND & INCOME TRUST
8/18/08 15,000- 32.1179
7/31/08 35,000 22.8524
7/30/08 12,000 21.8925
THE GABELLI GLOBAL DEAL FUND
8/22/08 5,000- 32.6232
8/20/08 15,000- 32.4883
8/15/08 15,000- 32.1241
8/14/08 5,000- 31.2882
8/05/08 20,000- 27.5157
8/04/08 10,000- 25.5663
7/31/08 10,000 22.8524
7/29/08 10,000 20.7404
GABELLI CONVERTIBLE FUND
8/22/08 3,000- 32.6232
8/21/08 13,000- 32.4314
8/18/08 4,000- 32.1900
8/15/08 4,000- 31.7353
7/31/08 10,000 22.8524
GABELLI BLUE CHIP FUND
9/05/08 8,000- 30.6834
8/06/08 5,000 27.5298
8/05/08 5,000 27.8978
GABELLI ASSET FUND
7/25/08 10,000 21.3567
ENTERPRISE MERGERS & ACQUISITIONS FUND
8/22/08 8,000- 32.6232
8/22/08 5,000- 32.6600
8/21/08 7,000- 32.5161
8/18/08 5,000- 32.0700
8/18/08 5,000- 32.3765
8/15/08 5,000- 32.1500
8/15/08 10,000- 31.6735
8/13/08 10,000- 30.9000
GABELLI CAPITAL ASSET FUND
8/13/08 5,000- 30.9000
8/12/08 15,000- 30.1507
GABELLI ABC FUND
8/28/08 2,000- 32.6600
8/15/08 5,000- 31.5624
8/14/08 10,000- 31.2394
8/13/08 5,000- 30.9000
8/05/08 10,000- 27.5854
8/01/08 25,000- 25.4846
GABELLI GLOBAL UTILITY & INCOME TRUST
8/12/08 10,000- 30.2727
8/13/08 3,000- 30.9000

(1) UNLESS OTHERWISE INDICATED, ALL TRANSACTIONS WERE EFFECTED
ON THE NYSE.

(2) PRICE EXCLUDES COMMISSION.

(*) RESULTS IN CHANGE OF DISPOSITIVE POWER AND BENEFICIAL OWNERSHIP.